FOR IMMEDIATE RELEASE                                Contact: Kent A. McKee
July 18, 1996                                                (901) 753-3208



                       MUELLER INDUSTRIES, INC. ANNOUNCES
                A 30 PERCENT INCREASE IN SECOND QUARTER EARNINGS



     Memphis, TN - Mueller Industries, Inc. (NYSE: MLI) today reported net income for the quarter ended June 29, 1996 of $13.9 million or 71 cents per share, on 19,525,000 weighted average shares outstanding. This compared with net income for the second quarter of 1995 of $10.7 million, or 56 cents per share on 19,099,000 weighted average shares outstanding. Net sales for the second quarter of 1996 were $189.6 million compared with net sales of $181.4 million for the same quarter of 1995.

     For the first six months of 1996, net income was $27.2 million, or $1.40 per share, on net sales of $370.1 million. This compared with net income of $20.7 million, or $1.09 per share, on net sales of $353.2 million for the same period of 1995.

     Harvey L. Karp, Chairman, stated, "Our manufacturing operations showed excellent improvement during the second quarter. We were particularly pleased with the results of our plastic products business. We continue to refine the implementation of our major capital improvement programs which should result in increased productivity, efficiency, and yield. Mueller's business is currently strong, and we believe it will remain so provided interest rates do not spike upwards. Although long-term mortgage rates have recently moved up, they are still quite attractive by historical standards."

     Mueller Industries, Inc. is a leading and diversified fabricator whose products include copper tube and fittings; brass and copper alloy rods, bars and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; and refrigeration valves, driers and flare fittings. The Company also owns a short line railroad in Utah, a placer gold mining operation in Alaska, and other natural resource properties.

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                               For the Quarter Ended  For the Six-Months Ended
                                  June 29,   July 1,       June 29,   July 1,
                                    1996      1995           1996      1995
Net sales                         $189,557  $181,380       $370,072  $353,150

Cost of goods sold                 149,536   149,587        293,068   290,147
Depreciation and amortization        4,571     3,763          9,021     7,409
Selling, general, and
   administrative expense           14,919    12,409         28,823    25,376
                                   -------   -------        -------   -------
Operating income                    20,531    15,621         39,160    30,218
Interest expense                    (1,473)   (1,134)        (2,713)   (2,511)
Other income, net                    1,060     1,102          2,940     2,575
                                   -------   -------        -------   -------
Income before taxes                 20,118    15,589         39,387    30,282
Income tax expense                  (6,221)   (4,926)       (12,198)   (9,569)
                                   -------   -------        -------   -------
Net income                        $ 13,897  $ 10,663       $ 27,189  $ 20,713
                                   =======   =======        =======   =======

Net income per share:
   Primary:
     Average shares outstanding     19,525    19,099         19,457    19,012
                                   =======   =======        =======   =======
     Net income                   $   0.71  $   0.56       $   1.40  $   1.09
                                   =======   =======        =======   =======
   Fully diluted:
     Average shares outstanding     19,550    19,201         19,550    19,227
                                   =======   =======        =======   =======
     Net income                   $   0.71  $   0.56       $   1.39  $   1.08
                                   =======   =======        =======   =======




















MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except per share data)
                                          June 29, 1996     December 30, 1995
ASSETS
Cash and cash equivalents                $   52,804              $   48,357
Accounts receivable, net                    107,218                  83,712
Inventories                                  68,379                  66,360
Other current assets                         15,956                  12,609
                                            -------                 -------

    Total current assets                    244,357                 211,038

Property, plant and equipment, net          223,699                 221,012
Other assets                                 16,084                  18,785
                                            -------                 -------


                                         $  484,140              $  450,835
                                            =======                 =======



LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt        $   16,177              $   16,249
Accounts payable                             24,479                  16,931
Other current liabilities                    41,460                  34,704
                                            -------                 -------

    Total current liabilities                82,116                  67,884

Long-term debt                               52,900                  59,653
Other noncurrent liabilities                 35,495                  37,423
                                            -------                 -------


    Total liabilities                       170,511                 164,960

Minority interest in subsidiares                325                       -

Stockholders' equity                        313,304                 285,875
                                            -------                 -------


                                         $  484,140              $  450,835
                                            =======                 =======


Book value per share                     $    18.02              $    16.48
                                            =======                 =======


